UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

Index to Financial Statements

VTEX

Condensed consolidated interim financial statements

Condensed consolidated interim balance sheets

Condensed consolidated interim statements of operations

Condensed consolidated interim statements of changes in shareholder’s equity

Condensed consolidated interim statements of cash flows

Notes to the condensed consolidated interim financial statements

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	16,786	15,744
Marketable securities	176,927	176,357
Trade receivables	52,325	61,601
Recoverable taxes	6,508	6,716
Deferred commissions	2,142	2,021
Prepaid expenses and other current assets	7,753	5,066
Total current assets	262,441	267,505

Non-current assets
Equity investments	9,649	9,649
Trade receivables	3,504	6,218
Deferred tax assets	13,287	11,765
Recoverable taxes	5,485	5,050
Deferred commissions	4,775	5,025
Prepaid expenses and other non-current assets	893	1,151
Right-of-use assets	2,331	2,751
Property and equipment, net	3,148	3,245
Intangible assets, net	7,650	7,949
Goodwill	27,156	26,324
Total non-current assets	77,878	79,127
Total assets	340,319	346,632

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2026	December 31, 2025
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	29,270	36,216
Taxes payable	6,295	7,263
Lease liabilities	1,513	1,635
Deferred revenue	38,435	37,931
Other current liabilities	8,383	4,918
Total current liabilities	83,896	87,963

Non-current liabilities
Accounts payable and accrued expenses	2,491	3,602
Taxes payable	157	161
Lease liabilities	952	1,249
Accounts payable from acquisition of subsidiaries	1,577	1,449
Deferred revenue	17,365	17,743
Deferred tax liabilities	535	589
Other non-current liabilities	317	317
Total non-current liabilities	23,394	25,110

Commitments and contingencies

EQUITY
Common stock: $0.0001 par value, 21,000,000,000 shares authorized Class A: 90,536,615 and 92,576,749 issued; 90,454,170 and 92,576,749 outstanding. Class B: 80,356,730 and 80,416,730 issued and outstanding	17	17
Additional paid-in capital	315,851	321,976
Accumulated other comprehensive income	2,831	1,307
Accumulated losses	(85,743)	(89,804)
Equity attributable to VTEX’s shareholders	232,956	233,496
Non-controlling interests	73	63
Total shareholders’ equity	233,029	233,559
Total liabilities and equity	340,319	346,632

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of operations

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended
	March 31, 2026	March 31, 2025

Subscription revenue	59,962	52,580
Services revenue	734	1,585
Total revenue	60,696	54,165

Subscription cost	(11,132)	(11,080)
Services cost	(1,113)	(2,103)
Total cost	(12,245)	(13,183)
Gross profit	48,451	40,982

Operating expenses
General and administrative	(8,180)	(9,035)
Sales and marketing	(16,771)	(16,847)
Research and development	(17,248)	(14,868)
Other losses	(408)	(429)
Income (loss) from operations	5,844	(197)

Other income (expense), net	(1,762)	1,637

Income before income tax	4,082	1,440

Total income tax	(31)	(579)

Net income for the period	4,051	861

Less: net income (loss) attributable to non-controlling interest	(10)	3
Net income attributable to controlling shareholders	4,061	858

Earnings per share
Basic earnings per share	0.024	0.005
Diluted earnings per share	0.023	0.005

The above condensed consolidated interim statements of operations should be read in conjunction with the accompanying notes

VTEX

Condensed consolidated interim statements of changes in shareholders’ equity

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Common Stock
	Shares	Issued capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2025	184,813,974	18	365,933	(2,023)	(109,814)	254,114	32	254,146
Net income for the period	-	-	-	-	858	858	3	861
Other comprehensive income	-	-	-	1,297	-	1,297	-	1,297
Exercise of stock options	967	-	7	-	-	7	-	7
Share repurchase program	-	-	(15,054)	-	-	(15,054)	-	(15,054)
Share-based compensation	272,635	-	4,622	-	-	4,622	-	4,622
Cancellation of shares	(2,770,823)	-	-	-	-	-	-	-
Transactions with non-controlling interests	-	-	-	-	-	-	9	9
At March 31, 2025	182,316,753	18	355,508	(726)	(108,956)	245,844	44	245,888

	Shares	Issued capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2026	172,993,479	17	321,976	1,307	(89,804)	233,496	63	233,559
Net income for the period	-	-	-	-	4,061	4,061	(10)	4,051
Other comprehensive income	-	-	-	1,524	-	1,524	-	1,524
Exercise of stock options	10,000	-	5	-	-	5	-	5
Share repurchase program	-	-	(9,714)	-	-	(9,714)	-	(9,714)
Share-based compensation	323,058	-	3,584	-	-	3,584	-	3,584
Cancellation of shares	(2,433,192)	-	-	-	-	-	-	-
Transactions with non-controlling interests	-	-	-	-	-	-	20	20
At March 31, 2026	170,893,345	17	315,851	2,831	(85,743)	232,956	73	233,029

The above condensed consolidated interim statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2026	March 31, 2025

Income for the period	4,051	861
Adjustments for:
Depreciation and amortization	872	723
Deferred income tax	(1,010)	379
Loss on disposal of rights of use, property, equipment, and intangible assets	8	5
Expected credit losses from trade receivables	281	320
Share-based compensation	3,910	4,191
Gain on investments and other financial instruments, net	1,629	(4,652)
Others and foreign exchange, net	409	3,080
Change in operating assets and liabilities
Trade receivables	13,793	5,642
Recoverable taxes	168	1,635
Prepaid expenses and other assets	(2,306)	(306)
Accounts payable and accrued expenses	(8,781)	(6,164)
Operating leases	(490)	(395)
Taxes payable	(1,179)	24
Deferred revenue	(856)	(1,359)
Other liabilities	2,866	2,718
Net cash provided by operating activities	13,365	6,702
Cash flows from investing activities
Purchase of marketable securities and equity investments	(17,483)	(59,380)
Sales and maturities of marketable securities and equity investments	17,145	73,955
Acquisition of subsidiaries net of cash acquired	-	(3,678)
Acquisitions of intangible assets	(480)	-
Acquisitions of property and equipment	(85)	(67)
Derivative financial instruments	(1,728)	290
Net cash provided by (used in) investing activities	(2,631)	11,120
Cash flows from financing activities
Proceeds from the exercise of stock options	5	7
Net-settlement of share-based payment	(376)	(659)
Buyback of shares	(9,714)	(15,054)
Payment of loans and financing	-	(47)
Net cash used in financing activities	(10,085)	(15,753)
Net increase in cash and cash equivalents	649	2,069
Cash and cash equivalents, beginning of the period	15,744	18,673
Effect of exchange rate changes	393	343
Cash and cash equivalents, end of the period	16,786	21,085

Supplemental cash flow information:
Cash (paid) refunded for income taxes	(95)	290

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	-	75
Unpaid amount related to business combinations	129	383
Unpaid amount related to intangible assets acquisitions	102	1,298
Transactions with non-controlling interests	20	9

The above condensed consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

1
Nature of business

VTEX (the “Group” or the “Company”) and its subsidiaries, provides a software-as-a-service digital commerce platform tailored for enterprise brands and retailers. The VTEX platform is designed to be composable and complete, enabling our customers to seamlessly implement, optimize, test, and expand both B2C and B2B digital experiences. Fueled by native solutions and a plug-and-play ecosystem, the platform integrates commerce, marketplace, fulfillment channels, and OMS solutions into a unified framework. This integration empowers VTEX's customers to leverage omnichannel capabilities and formulate innovative strategies for customer engagement, connecting seamlessly across all sales channels. The platform's flexible and low-maintenance nature aims to optimize customers' IT investments, ensuring agility and fostering profit growth, competitive time-to-market, and sustainable evolution and scalability.

The Company's shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

2
Basis of presentation and consolidation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. The condensed consolidated interim financial statements are presented in thousands of United States dollars (“USD”), except as otherwise indicated.

The condensed consolidated interim financial statements include the accounts of the Company and its controlled subsidiaries, including, but not limited to, VTEX ("VTEX"), incorporated in the Cayman Islands; VTEX Argentina S.A. ("VTEX ARG"), incorporated in Argentina; VTEX Brasil Tecnologia para E-commerce LTDA. ("VTEX Brazil"), incorporated in Brazil; VTEX Ecommerce Platform Limited ("VTEX UK"), incorporated in the United Kingdom; VTEX Commerce Cloud Solutions LLC ("VTEX USA"), incorporated in the United States; and other entities in Europe and Latin America. All intercompany accounts and transactions have been eliminated in consolidation. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

All relevant information for the condensed consolidated interim financial statements, and only this information, are presented and consistent to those used by the Company's Management. The condensed consolidated interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

3
Significant accounting policies

Management has made judgments and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments and estimates made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2025 and no retrospective adjustments were made.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

4
Business combinations
4.1
Acquisition of Newtail

On January 9, 2025, VTEX acquired 100% of the shares of Newtail Serviços de Tecnologia LTDA (“Newtail”), a privately held company specializing in the retail media business. The acquisition is expected to expand the Group's retail media solutions. The purchase price includes an initial cash consideration of US$3,694, paid upon closing, as well as a long-term fixed installment of US$306 with payments extending through 2030.

Revenue contribution

Newtail contributed revenues of US$722 and a net profit of US$142 to the Company in the six-month period ended June 30, 2025. On July 1, 2025, the acquired business was merged into VTEX. Following the merger and the integration of systems and operations effective July 1, 2025, it is impracticable to reasonably determine the revenues and earnings attributable solely to the acquired business for periods after June 30, 2025.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

5
Financial Instruments

The Company measures financial instruments based on quoted prices in active markets (Level 1), inputs from similar instruments such as quoted prices or other directly or indirectly observable market data (Level 2), or where little or no market activity exists, using unobservable inputs that require judgment or estimation (Level 3).

The following tables present the costs, net unrealized gain (losses), and fair value by major security type for our investments:

	As of March 31, 2026
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate fair value	Cash and cash equivalents	Marketable securities
Cash	10,192	-	-	10,192	10,192	-
Level 1:
Money Market	6,594	-	-	6,594	6,594	-
Mutual Funds	164,883	-	-	164,883	-	164,883
Time Deposits	9,857	-	(2)	9,855	-	9,857
Foreign Government bonds	2,187	-	(62)	2,125	-	2,187
Subtotal	183,521	-	(64)	183,457	6,594	176,927

Total	193,713	-	(64)	193,649	16,786	176,927

	As of December 31, 2025
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate fair value	Cash and cash equivalents	Marketable securities
Cash	9,651	-	-	9,651	9,651	-
Level 1:
Money market	6,093	-	-	6,093	6,093	-
Mutual funds	152,140	-	-	152,140	-	152,140
Time deposits	15,932	2	-	15,934	-	15,934
Foreign Government bonds	8,283	-	(523)	7,760	-	8,283
Subtotal	182,448	2	(523)	181,927	6,093	176,357

Total	192,099	2	(523)	191,578	15,744	176,357

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Investments by Contractual Maturity

As of March 31, 2026, the estimated fair values of our investments, categorized by contractual maturity, are as follows:

	Amortized Cost	Aggregate
		Fair Value
Within 1 year	12,043	11,979
Securities with no defined maturity	171,478	171,478
	183,521	183,457

Equity Investments without Readily Determinable Fair Values

VTEX holds strategic investments in privately held equity securities of unquoted companies. In the three-month period ended March 31, 2026 there were no adjustments related to equity and other investments without readily determinable fair values.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

6
Trade receivables

Trade receivables are as follows:

	March 31, 2026	December 31, 2025
Trade receivables	56,700	68,933
Expected credit losses	(871)	(1,114)
Total trade receivables	55,829	67,819

Current	52,325	61,601
Non-current	3,504	6,218

The changes in expected credit losses for trade receivables are as follows:

2026
Opening balance on January 1	(1,114)
Addition, net	(281)
Write-off	549
Exchange differences	(25)
Closing balance on March 31	(871)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

7
Income Taxes

Income tax expenses were as follows:

	Three months ended
	March 31, 2026	March 31, 2025
Current tax
Current tax on profits for the period	(1,041)	(200)
	(1,041)	(200)
Deferred income tax
Decrease (increase) in deferred tax	1,010	(379)
	1,010	(379)

Total income tax	(31)	(579)

The composition of deferred income tax assets and liabilities as of March 31, 2026 and December 31, 2025 were as follows:

	March 31, 2026	December 31, 2025
Deferred tax assets
Allowance for expected credit loss	337	392
Bonus provision	568	253
Share-based compensation (i)	1,956	1,704
Deferred revenue	2,637	2,330
Research and development expenditures	2,017	1,442
Tax loss (ii)	45,592	43,746
Others (iii)	2,470	3,810
Total deferred tax assets, before valuation allowance	55,577	53,677
Valuation allowance	(39,362)	(39,347)
Total deferred tax assets	16,215	14,330

	March 31, 2026	December 31, 2025
Deferred tax liabilities
Acquisition of subsidiaries	3,463	3,155
Total deferred tax liabilities	3,463	3,155

Total deferred tax assets, net	13,287	11,765
Total deferred tax liabilities, net	535	589

(i)
Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.
(ii)
Tax losses are mainly a result of the current investment position of operations in Brazil, United Kingdom and United States. In Brazil, tax losses are not subject to statute of limitation but ought to be used observing the limits established by the local tax legislation. The amounts recorded in Brazil are expected to be offset in the foreseeable future. There is not enough positive evidence of recoverability for tax loss carryforwards in VTEX UK and VTEX US, therefore, a valuation allowance for the full amount in these entities was recorded. As of March 31, 2026, these tax losses have no expiry.
(iii)
Most of the amounts appointed as others in the deferred tax assets reconciliation correspond to temporary differences mainly arising from operations carried out in Argentina and Brazil. It refers to provision for payment of suppliers, sales commission, unrealized foreign exchange variation and minor items whose deductibility timing differs from accounting rules as determined by local tax laws.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

8
Leases

The balance sheet shows the following amounts related to leases:

	March 31, 2026	December 31, 2025
Right-of-use assets
Office buildings	2,331	2,751
Total	2,331	2,751

	March 31, 2026	December 31, 2025
Lease liabilities
Current	1,513	1,635
Non-current	952	1,249
Total	2,465	2,884

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

9
Property and equipment, net

Details of the Group’s property and equipment balances are presented below:

	March 31, 2026	December 31, 2025
Leasehold improvements	2,840	2,709
Machinery and equipment	58	53
Furniture and fixture	665	626
Computer and peripherals	5,369	5,216
Accumulated depreciation	(5,784)	(5,359)
Property and equipment, net	3,148	3,245

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

10
Intangible assets, net

Details of the Group’s intangible assets balance are presented below:

	March 31, 2026	December 31, 2025
Developed technology	6,027	5,727
Trademark	221	210
Intellectual property	2,764	2,666
Customer relationship	10,516	10,401
Others	2,029	1,922
Accumulated amortization	(13,907)	(12,977)
Intangible assets, net	7,650	7,949

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

11
Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	March 31, 2026	December 31, 2025
Trade payables	13,106	17,773
Social charges	4,958	4,522
Profit-sharing and sales commission	5,243	9,373
Provision for vacation and benefits	5,976	5,360
Others	2,478	2,790
Total	31,761	39,818

Current	29,270	36,216
Non-current	2,491	3,602

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

12
Taxes payable

The breakdown of taxes payable is as follows:

	March 31, 2026	December 31, 2025
Income tax payable	1,062	369
Other taxes payable	5,390	7,055
Total	6,452	7,424

Current	6,295	7,263
Non-current	157	161

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

13
Contingencies

The Company is party to civil, labor and tax lawsuits involving loss risks. Loss contingencies resulting from lawsuits are estimated and updated by the Company, based on the evaluation of its legal advisors.

The breakdown of existing loss contingencies of the Company which are recognized as a liability, is as follows:

	March 31, 2026	December 31, 2025
Civil	49	48
Labor	8	3
Tax	227	216
Total	284	267

The breakdown of existing contingencies classified as possible losses by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	March 31, 2026	December 31, 2025
Civil	460	459
Labor	1,010	930
Tax	1,327	1,241
Total	2,797	2,630

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

14
Revenue from services provided

The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines is as follows:

	Three months ended
	March 31, 2026	March 31, 2025
Subscriptions	65,745	57,427
Taxes on subscriptions	(5,783)	(4,847)
Subscription revenue	59,962	52,580

Services provided	781	1,678
Taxes on services	(47)	(93)
Services revenue	734	1,585

Total revenue	60,696	54,165

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

15
Earnings per share

Basic earnings per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.

The following table contains the earnings per share of the Group for the three-month periods ended March 31, 2026 and 2025:

	Three months ended
	March 31, 2026	March 31, 2025
Numerator:
Net income attributable to the stockholders of the Group	4,061	858

Denominator:
Basic weighted average number of shares outstanding	172,316	182,949
Weighted average effect of dilutive securities:
Stock options	628	1,802
Restricted share units	5,213	3,790
Diluted weighted average number of shares	178,157	188,541

Earnings per share:
Basic	0.024	0.005
Diluted	0.023	0.005

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

16
Share-based compensation
16.1
Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option and RSU plan.

Both stock options and RSU instruments are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of options granted under the plans:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At January 1, 2026	10,119	4.55	2.35	1.75
Granted	-	-	-	-
Forfeit	(52)	10.45	-	4.56
Exercised (i)	(10)	0.51	-	0.31
At March 31, 2026	10,057	4.52	2.11	1.74

Stock options exercisable as of March 31, 2026	7,036	4.42	1.57	1.46

(i) The number of stock options withheld for tax purposes was 0 thousand shares.

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●
Strike Price - Average price weighted by the quantity granted;
●
Target Asset Price - The trading price closest to the granting date of the options;
●
Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
●
Volatility - According to comparable peer entities listed on the stock exchange.

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2026	5,353	5.58
Granted	517	2.98
Forfeit	(48)	5.74
Settled (i)	(408)	6.13
At March 31, 2026	5,414	5.29

(i) The number of RSUs withheld for tax purposes was 109.1 thousand shares.

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

For the three-month period ended March 31, 2026, there was US$26,480 of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.51 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.
The total expense, including taxes and social charges related to the share-based compensation plan for the three-month period ended March 31, 2026, was US$ 4,074 (for the three-month period ended March 31, 2025: US$ 4,470). For the three-month period ended March 31, 2026, the Group recorded in additional paid-in capital the amount of US$ 3,503 (for the three-month period ended March 31, 2025: US$ 4,539).

16.2
Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan offering RSUs to selected directors and employees in Loja Integrada, a subsidiary wholly owned. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2026	151.31	6.07
Granted	52.85	4.58
Forfeit	(16.38)	4.96
Settled (i)	(39.18)	7.38
At March 31, 2026	148.61	5.67

(i) The number of RSUs withheld for tax purposes was 2.2 thousand shares.

For the three-month period ended March 31, 2026, there was US$597 of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.13 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the three-month period ended March 31, 2026, was US$65 (for the three-month period ended March 31, 2025: US$69). For the three-month period ended March 31, 2026, the Group recorded in additional paid-in capital an increase of US$ 81 (for the three-month period ended March 31, 2025: US$83).

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

16.3
Amounts recognized in the statement of operations

The following table illustrates the classification of share-based compensation in the consolidated statements of operations which includes both share-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	Three months ended
	March 31, 2026	March 31, 2025
Subscription cost	(26)	(61)
Services cost	(49)	(113)
General and administrative	(2,074)	(2,496)
Sales and marketing	(806)	(827)
Research and development	(1,184)	(1,043)
Total	(4,139)	(4,540)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

17
Other income (expense), net

The breakdown of other income (expense) for the three-month periods ended March 31, 2026 and 2025 is as follows:

	Three months ended
	March 31, 2026	March 31, 2025
Interest income	756	1,059
Foreign exchange losses	(398)	(3,008)
Gains (losses) on financial instruments	(2,158)	3,712
Other, net	38	(126)
Other income, net	(1,762)	1,637

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

18
Subsequent events

During April of 2026, the Company canceled 1,112,191 Class A common shares, of which 82,445 shares were held in treasury as of March 31, 2026, and 1,029,746 were repurchased after March 31, 2026, under the repurchase share program.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of March 31, 2026 and 2025 included elsewhere in this document.

Overview

VTEX is the AI-native commerce suite engineered to deliver transformative measurable outcomes and unprecedented operational efficiency. Our strategy is materialized through a multi-product ecosystem that unifies three core platforms: the VTEX Commerce Platform, the VTEX Ads Platform, and the VTEX CX Platform. Our objective is to provide an integrated product suite that allows customers to manage multiple commerce, Ads, and CX-related functions within a unified environment, to eliminate friction, orchestrate complex operations, and accelerate their growth.

Our architecture is built on a cloud-based, modular foundation that enables customers to adopt specific functionalities based on their operational requirements. This approach allows customers to allocate resources efficiently while supporting scalability and flexibility across different markets and business models.

The VTEX Commerce Platform is the AI-native operating system for commerce. Our platform provides core commerce functionality, including B2C, B2B, marketplace and order management capabilities. It is designed to enable brands, retailers and distributors to manage and scale complex, multi-channel and multi-country commerce operations. We incorporate artificial intelligence natively to assist with processes such as catalog management, pricing and promotions, with the objective of improving operational efficiency and reducing manual intervention.

The VTEX Ads Platform enables customers to monetize digital traffic and manage retail media activities. It provides tools to support campaign management and performance analysis, allowing customers to develop additional revenue streams and strengthen relationships with suppliers and third-party brands.

The VTEX CX Platform redefines the relationship between brands and consumers. Our platform uses AI agents to manage the entire customer lifecycle, from discovery to post-sale support. This includes delivering an Agentic Multichannel Experience through web and messaging apps, as end-to-end WhatsApp Store, and Autonomous Post-Sales support that can resolve more than 90% of customer inquiries without human intervention, enabling an increase in customer satisfaction and a significant reduction in service costs.

With 25 years of experience in digital commerce, VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 89.2% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by more than 2.1 thousand customers with over 3.0 thousand active online stores across 44 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In 2025, VTEX received multiple industry recognitions that underscore the strength of our platform, execution, and market vision. In the second quarter of 2025, VTEX was named a Customers’ Choice in the Gartner® Voice of the Customer for Digital Commerce report and was the only vendor to receive the Customers’ Choice distinction for the second consecutive year. In the third quarter, VTEX earned medals in all 12 categories evaluated by Paradigm B2B in both its annual Combine: Enterprise Edition and Combine: Midmarket Edition reports. In November 2025, VTEX was named a Challenger in the Gartner® Magic Quadrant™ for Digital Commerce, recognized for both Ability to Execute and Completeness of Vision. This marked the second consecutive year VTEX was positioned as a Challenger and the ninth year overall the company has been recognized in the report. Additionally, VTEX was ranked across all five digital commerce use cases in the Gartner® Critical Capabilities for Digital Commerce report.

We offer access to our platform on a subscription basis, which accounted for 98.8% of our revenue for the three-month period ended March 31, 2026, compared to 97.1% of our revenue in the same period of 2025. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three-month period ended March 31, 2026, our GMV reached US$5.1 billion, representing an increase of 17.1% in USD and 6.8% on an FX neutral basis. In the same period, our subscription revenue reached US$60.0 million, representing an increase of 14.0% in USD and 4.2% on an FX neutral basis.

Key metric— Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended
	March 31, 2026	March 31, 2025
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	5,084.1	4,341.8
GMV growth FX neutral (%)	6.8%	17.2%

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our quarterly condensed consolidated interim statements of operations data for each of the last historical nine quarters. The condensed consolidated interim statements of operations data below has been prepared on the same basis as the unaudited consolidated financial statements included elsewhere in this document and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period.

	For the three months ended (unaudited)
(in US$ millions)	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026

Subscription revenue	50.4	54.0	53.9	59.4	52.6	57.2	58.4	66.7	60.0
Services revenue	2.3	2.6	2.1	2.1	1.6	1.5	1.2	1.3	0.7
Total revenue	52.6	56.5	56.0	61.5	54.2	58.8	59.6	68.0	60.7
Subscription cost	(11.6)	(11.9)	(11.7)	(12.4)	(11.1)	(11.6)	(11.6)	(12.1)	(11.1)
Services cost	(3.2)	(3.1)	(2.7)	(3.3)	(2.1)	(1.9)	(2.0)	(1.8)	(1.1)
Total cost	(14.8)	(15.0)	(14.3)	(15.6)	(13.2)	(13.5)	(13.5)	(14.0)	(12.2)
Gross profit	37.9	41.6	41.6	45.9	41.0	45.3	46.1	54.0	48.5
Operating expenses
General and administrative	(8.8)	(9.4)	(8.3)	(7.7)	(9.0)	(9.0)	(8.1)	(7.8)	(8.2)
Sales and marketing	(17.2)	(17.3)	(16.6)	(17.5)	(16.8)	(17.4)	(16.7)	(17.7)	(16.8)
Research and development	(14.0)	(14.3)	(13.7)	(13.4)	(14.9)	(15.4)	(16.7)	(16.9)	(17.2)
Other income (losses)	(0.4)	0.3	(0.7)	(0.6)	(0.4)	(0.5)	(0.3)	(0.4)	(0.4)
Income (loss) from operation	(2.5)	0.8	2.3	6.7	(0.2)	2.9	4.2	11.2	5.8
Other income (expense), net	(0.7)	5.5	(0.1)	1.2	1.6	0.9	2.2	(0.4)	(1.8)
Income (loss) before income tax	(3.2)	6.3	2.2	7.9	1.4	3.8	6.4	10.9	4.1
Income tax	2.4	0.2	1.1	(1.2)	(0.6)	(0.8)	(0.0)	(1.0)	(0.0)
Net income (loss) for the period	(0.9)	6.6	3.4	6.8	0.9	3.0	6.4	9.8	4.1
Earnings (loss) per share
Basic earnings (loss) per share US$	(0.00)	0.04	0.02	0.04	0.00	0.02	0.04	0.06	0.02
Diluted earnings (loss) per share US$	(0.00)	0.03	0.01	0.04	0.00	0.02	0.03	0.06	0.02

The following table sets forth selected condensed consolidated interim statements of operations data for each of the periods indicated as a percentage of total revenue.

	For the three months ended (unaudited)
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(22)%	(21)%	(20.8)%	(20.1)%	(20.5)%	(19.7)%	(19.4)%	(17.9)%	(18.3)%
Services cost	(6.1)%	(5.5)%	(4.8)%	(5.3)%	(3.9)%	(3.3)%	(3.3)%	(2.7)%	(1.8)%
Total cost	(28.1)%	(26.5)%	(25.6)%	(25.4)%	(24.3)%	(23)%	(22.7)%	(20.5)%	(20.2)%
Gross profit	71.9%	73.5%	74.4%	74.6%	75.7%	77.0%	77.3%	79.5%	79.8%
Operating expenses
General and administrative	(16.7)%	(16.7)%	(14.9)%	(12.6)%	(16.7)%	(15.3)%	(13.7)%	(11.5)%	(13.5)%
Sales and marketing	(32.7)%	(30.6)%	(29.7)%	(28.4)%	(31.1)%	(29.7)%	(28)%	(26)%	(27.6)%
Research and development	(26.5)%	(25.4)%	(24.5)%	(21.8)%	(27.4)%	(26.2)%	(28.1)%	(24.8)%	(28.4)%
Other income (losses)	(0.7)%	0.6%	(1.2)%	(0.9)%	(0.8)%	(0.8)%	(0.6)%	(0.6)%	(0.7)%
Income (loss) from operation	(4.7)%	1.4%	4.2%	10.9%	(0.4)%	5.0%	7.0%	16.5%	9.6%
Other income, net	(1.4)%	9.8%	(0.2)%	1.9%	3.0%	1.5%	3.7%	(0.5)%	(2.9)%
Income (loss) before income tax	(6.1)%	11.2%	4.0%	12.9%	2.7%	6.5%	10.7%	16.0%	6.7%
Income tax	4.5%	0.4%	2.0%	(1.9)%	(1.1)%	(1.4)%	(0)%	(1.5)%	(0.1)%
Net income (loss) for the period	(1.6)%	11.6%	6.0%	11.0%	1.6%	5.1%	10.7%	14.4%	6.7%

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

For the three months ended (unaudited)
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026

Income (loss) from operation	(2.5)	0.8	2.3	6.7	(0.2)	2.9	4.2	11.2	5.8
Share-based compensation expense	4.9	5.0	4.7	4.6	4.5	5.0	4.7	4.4	4.1
Amortization and adjustment related to acquisitions	0.5	0.4	0.4	0.4	0.5	0.6	0.6	0.6	0.6
Earn out expenses related to acquisitions	-	-	0.2	0.5	0.5	-	-	-	-
Non-GAAP Income from operation	2.9	6.3	7.6	12.3	5.3	8.5	9.5	16.2	10.6

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Components of our results of operations

The following is a summary of the principal line items comprising condensed consolidated interim statements of operations.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 1.2% of our revenue for the three-month period ended March 31, 2026, compared to 2.9% in the same period of 2025.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consists mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Other income (expense), net

Other income (expense), net consists primarily of interest income, foreign exchange gains and losses, fair value gains or losses on financial instruments, and other financial items.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income. Deferred tax assets are evaluated at each reporting period, and valuation allowances are recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Historical consolidated operations results

Comparison of results of operations for the three-month periods ended March 31, 2026 and 2025

The following table sets forth our condensed consolidated interim statements of operations for the three-month periods ended March 31, 2026 and 2025. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended
(in US$ thousands)	March 31, 2026	March 31, 2025
Subscription revenue	59,962	52,580
Services revenue	734	1,585
Total revenue	60,696	54,165
Subscription cost (1)	(11,132)	(11,080)
Services cost (1)	(1,113)	(2,103)
Total cost	(12,245)	(13,183)
Gross profit	48,451	40,982
Operating expenses
General and administrative (1) (3)	(8,180)	(9,035)
Sales and marketing (1) (2) (3)	(16,771)	(16,847)
Research and development (1) (2) (3)	(17,248)	(14,868)
Other losses	(408)	(429)
Income (loss) from operation	5,844	(197)
Other income (expense), net	(1,762)	1,637
Income before income tax	4,082	1,440
Total income tax	(31)	(579)
Net income for the period	4,051	861

(1) Includes stock-based compensation expenses as follows:

	Three months ended
(in US$ thousands)	March 31, 2026	March 31, 2025
Subscription cost	(26)	(61)
Services cost	(49)	(113)
General and administrative	(2,074)	(2,496)
Sales and marketing	(806)	(827)
Research and development	(1,184)	(1,043)
Total	(4,139)	(4,540)

(2) Includes earn-out expenses related to acquisitions as follows:

	Three months ended
(in US$ thousands)	March 31, 2026	March 31, 2025
Sales and marketing	-	(286)
Research and development	-	(190)
Total	-	(476)

(3) Includes amortization related to acquisitions as follows:

	Three months ended
(in US$ thousands)	March 31, 2026	March 31, 2025
General and administrative	(4)	(4)
Sales and marketing	(409)	(365)
Research and development	(166)	(96)
Total	(579)	(465)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Total revenue

The components of our total revenue during the three-month periods ended on March 31, 2026 and 2025 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2026	March 31, 2025	Variation
Subscription revenue	59,962	52,580	14.0%
Services revenue	734	1,585	(53.7)%
Total revenue	60,696	54,165	12.1%

Total revenue for the three-month period ended March 31, 2026 was US$60.7 million, an increase of US$6.5 million, or 12.1% in US$ or 2.4% on an FX neutral basis, from US$54.2 million in the same period of 2025. The increase in total revenue was primarily driven by: an increase in GMV of 17.1% in US$ or 6.8% on an FX neutral basis to US$5.1 billion for the three-month period ended March 31, 2026, from US$4.3 billion in the same period of 2025, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues and the expansion of our operations outside of Brazil.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Total cost

The components of our total cost during the three-month periods ended on March 31, 2026 and 2025 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2026	March 31, 2025	Variation
Subscription cost	(11,132)	(11,080)	0.5%
Services cost	(1,113)	(2,103)	(47.1)%
Total cost	(12,245)	(13,183)	(7.1)%

Total cost for the three-month period ended March 31, 2026 decreased by US$0.9 million, or 7.1%, to US$12.2 million from US$13.2 million in the same period of 2025, mainly due to a decrease in total cost of services by US$1.0 million primarily due to the phase-out of hyper-care services for new customers in the US and Europe, as our matured ecosystem now enables more autonomous and efficient implementations.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Gross profit

As a result of the above, our gross profit increased by US$7.5 million, or 18.2% to US$48.5 million for the three-month period ended March 31, 2026 from US$41.0 million in the same period of 2025. As a percentage of our total revenue, our gross profit increased to 79.8% in the three-month period ended March 31, 2026 from 75.7% in the same period of 2025, mainly due to efficiencies from AI-powered automation in customer support and, to a smaller extent, a higher mix of subscription revenue.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Operating expenses

General and administrative

General and administrative expenses during the three-month periods ended on March 31, 2026 and 2025 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2026	March 31, 2025	Variation
General and administrative	(8,180)	(9,035)	(9.5)%
Percentage of total revenue	13.5%	16.7%	-

Our general and administrative expenses decreased by US$0.9 million, or 9.5%, to US$8.2 million for the three-month period ended March 31, 2026 from US$9.0 million in the same period of 2025, primarily due to (1) a decrease in personnel-related expenses, including share-based compensation.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Sales and marketing

Sales and marketing expenses during the three-month periods ended March 31, 2026 and 2025 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2026	March 31, 2025	Variation
Sales and marketing	(16,771)	(16,847)	(0.5)%
Percentage of total revenue	27.6%	31.1%	-

Our sales and marketing expenses remained relatively stable, decreasing by US$0.1 million, or 0.5%, to US$16.8 million for the three-month period ended March 31, 2026 from US$16.8 million in the same period of 2025, primarily due to (1) a decrease in headcount, mostly offset by (2) an increase in marketing and events expenses.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Research and development

Research and development expenses during the three-month periods ended on March 31, 2026 and 2025 were as follows:

	Three months ended
(in US$ thousands, except percentages)	March 31, 2026	March 31, 2025	Variation
Research and development	(17,248)	(14,868)	16.0%
Percentage of total revenue	28.4%	27.4%	-

Our research and development expenses increased by US$2.4 million, or 16.0% to US$17.2 million for the three-month period ended March 31, 2026 from US$14.9 million in the same period of 2025, primarily due to (1) an increase in personnel-related expenses, including share-based compensation driven by the BRL appreciation against the USD, as most of the R&D team is based in Brazil, and (2) an increase in IT-related expenses.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Other income (expense), net

Other income (expense), net amounted to an expense of US$1.8 million for the three-month period ended March 31, 2026, compared to an income of US$1.6 million in the same period of 2025 mainly due to (1) an increase in losses on financial instruments to US$ 2.2 million in March 31, 2026 from a gain of US$ 3.7 million in the same period of 2025 and (2) a decrease in interest income to US$ 0.8 million in March 31, 2026 from US$ 1.1 million in the same period of 2025; this was partially offset by (3) a decrease in foreign exchange losses to US$0.4 million in March 31, 2026 from US$3.0 million in the same period of 2025.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Net income for the period

As a result of the above, our net income amounted to US$4.1 million for the three-month period ended March 31, 2026, compared to a net income of US$0.9 million in the same period of 2025.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

Condensed consolidated statements of cash flows

The following table sets forth certain condensed consolidated cash flow information for the periods indicated:

	For the three months ended
(in US$ thousands)	March 31, 2026	March 31, 2025
Net cash provided by operating activities	13,365	6,702
Net cash provided by (used in) investing activities	(2,631)	11,120
Net cash used in financing activities	(10,085)	(15,753)
Net increase in cash and cash equivalents	649	2,069

Net cash provided by operating activities

For the three-month period ended March 31, 2026, our net cash provided by operating activities amounted to US$13.4 million, compared to US$6.7 million cash provided in the same period of 2025, primarily as a result of:

●
an improvement in net income, which amounted to US$4.1 million for the three-month period ended March 31, 2026, compared to US$0.9 million for the same period in 2025;
●
changes in operating assets which consisted mainly of a decrease in trade receivables of US$13.8 million for the three-month period ended March 31, 2026, compared to a decrease of US$5.6 million for the same period in 2025; partially offset by:
●
changes in operating liabilities which consisted mainly of a decrease in accounts payable of US$8.8 million for the three-month period ended March 31, 2026, compared to a decrease of US$6.2 million for the three-month period ended March 31, 2025.

Net cash provided by (used in) investing activities

For the three-month period ended March 31, 2026, net cash used in investing activities amounted to US$2.6 million, compared to US$11.1 million of net cash provided by investing activities in the same period of 2025, primarily as a result of (1) a decrease in sales and maturities of marketable securities to US$17.1 million for the three-month period ended March 31, 2026, from US$74.0 million in the same period of 2025 and (2) a decrease in purchase of marketable securities to US$17.5 million for the three-month period ended March 31, 2026, from US$59.4 million in the same period of 2025.

Net cash used in financing activities

For the three-month period ended March 31, 2026, net cash used in financing activities amounted to US$10.1 million, compared to US$15.8 million of net cash used in financing activities in the same period of 2025, primarily as a result of the decrease in the buyback of shares to US$9.7 million for the three-month period ended March 31, 2026, from US$15.1 million in the same period of 2025.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment, for the three-month periods ended March 31, 2026 and 2025, amounted to US$0.1 million and US$0.1 million, respectively, representing 0.1% and 0.1% of our total revenue for the three-month periods ended March 31, 2026 and 2025, respectively.

For 2026, we expect to maintain our capital expenditures as a percentage of our total revenue in line with the ratios we delivered in 2025. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Off-balance sheet arrangements

As of March 31, 2026, we did not have any off-balance sheet arrangements.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

Our cash, cash equivalents, and marketable securities consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and non-government debt securities.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the currency of Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso, Chilean peso and Mexican peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and some of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries determine their functional currency based on the currency that mostly impacts their economic environment (except for VTEX Argentina, which uses the U.S. dollars as functional currency). As a result, they generate revenues and incur expenses in currencies other than the Group’s presentation currency. As of the three-month period ended March 31, 2026 and in the year ended December 31, 2025, 23.3% and 22.0% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of March 31, 2026 and in the year ended December 31, 2025, our assets were represented by 61.9% and 60.4% in U.S. dollars, 38.1% and 39.6% in other currencies. As of March 31, 2026 and in the year ended December 31, 2025, our liabilities, excluding our total shareholders’ equity, were represented by 10.9% and 11.5% in U.S. dollars, 89.1% and 88.5% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge the risk of currency devaluation and hyper-inflation. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 07, 2026

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer